Exhibit 99.1

Snow Lake Lithium Contracts Additional Drill to Project After Extending the Strike Zone on First Hole

MANITOBA, CAN, February 02, 2022 — Snow Lake Resources Ltd., d/b/a Snow Lake Lithium Ltd. (Nasdaq: LITM) (“Snow Lake” or the “Company”), is pleased to provide this operational update. Following its announcement on January 31, 2022 (Snow Lake Extends Strike by 10% in First Hole of Winter Drilling), the Company has contracted a third diamond drill to participate in its winter drilling program in order to maximize resource expansion as much as possible at its Manitoba located Thompson Brothers Lithium (TBL) and Sherritt Gordon (SG) deposits during this winter’s drill campaign.

Snow Lake Lithium has engaged Forage BRL Drilling of Temagami, Ontario to join its winter drilling project in combination with QB Drilling who assisted the Company in drilling its recently announced extension to the strike length of its TBL property. The second QB drill is expected to arrive at the TBL/SG site by the end of February and the Forage BRL drill rig is expected to arrive by middle of February.

Photo 01 – Drilling at TBL

In 1942, Sherritt Gordon Mines drilled 20 shallow holes (totaling 632 m), testing one of 2 spodumene bearing pegmatite dykes known at the time. All 20 holes were spaced less than 20m apart and covered a 600m strike length to an average depth of 50m and drilled into spodumene crystallization. Due to the analytical short comings of the day, assays for lithium in the historical drill logs were reported in “Gravitational Determination Percent Spodumene” which are qualitative in nature and will not be relied upon in the Company’s resource estimates going forward. The historical drilling results yielded average spodumene contents ranging from 7.22% – 31.9% over widths ranging from 1.52 metres - 5.79 metres (See Figure 1.0). One 2018 reconnaissance grab sample from the SG-1 dyke graded 2.1% Li2O. Additional sampling from our 2021 prospecting program returned values of between 2.77% and 3.42% Li2O (December 6th, 2021 Snow Lake Lithium Samples up to 6.97% Li2O From Its Manitoba Project).

CEO Philip Gross stated “When our first drill hole of the season confirmed our geological presumptions and resulted in a significant extension of our TBL lithium pegmatite dyke, we took the decision to immediately accelerate and expand our winter drilling campaign strategy. Our third drill will play a critical role in defining the SG dykes that currently represent upside resource expansion opportunities for Snow Lake. This is a very exciting time for lithium and in order for Snow Lake to play a pivotal role in the North American electrification process, we must focus our efforts and deploy our resources as rapidly as possible to achieve the most effective impact possible on all fronts.”

www.SnowLakeLithium.com
Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8

Figure 1.0 – Geological Map of the Sherritt Gordon Spodumene bearing Dykes

About Snow Lake Resources Ltd.

Snow Lake Lithium is committed to operating a fully renewable and sustainable lithium mine that can deliver a completely traceable, carbon neutral and zero harm product to the electric vehicle and battery markets. We aspire to not only set the standard for responsible lithium mining, but we intend to be the first lithium producer in the world to achieve Certified B Corporation status in the process.

Our wholly owned Thompson Brothers Lithium Project covers a 21,703-acre site that has only been 3% explored and contains an identified-to-date 11.1 million metric tonnes indicated and inferred resource at 1% Li2O.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Snow Lake Resources Ltd.’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the expected use of proceeds and expected closing. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to our public offering filed with the Securities and Exchange Commission and other filings and reports that we file with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact: ir@snowlakelithium.com

www.SnowLakeLithium.com

twitter: @SnowLakeLithium

www.SnowLakeLithium.com
Legal Address 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada		Mailing Address Snow Lake Resources ltd PO Box 126 Simcoe Ont N3Y 4K8